May 22, 2014

VIA EDGAR

Mr. Duc Dang

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C.  20549

Re:                              The Howard Hughes Corporation

Form 10-K for the Fiscal Year ended December 31, 2013 filed February 27, 2014

File No. 001-34856

Dear Mr. Dang:

The Staff of the Securities and Exchange Commission (the “Commission”) provided comments to The Howard Hughes Corporation (the “Company”), by letter dated May 9, 2014 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed February 27, 2014 (the “Form 10-K”).  The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Form 10-K For the Year Ended December 31, 2013

Item 1. Business, Page 2

Strategic Developments, Page 17

1.                                      We note that you have included descriptions of certain of your strategic developments. If the “other strategic developments” represent vacant land, please tell us if you have an estimate of the amount of development the land could support.

Response:

We have included descriptions for all of our strategic development assets.  If the amount of development currently supported by the property is known and we believe that such development is reasonably likely to take place in the future, we included that information in the table on page 17.  For those other strategic developments that represent vacant land and for which we have not included such information, we cannot provide a meaningful estimate of the amount of development that could be supported due to the significant number of factors and assumptions that could impact the ultimate use of the land. Many of those factors and assumptions, including market conditions, demand, and alternative sites available, are subject to change during the pre-development stage.  As a result, we believe that any such estimate made far in advance would not be reliable; therefore, no estimate is disclosed.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Operating Assets, page 54

2.                                      We note your response to comment 7 of our letter dated May 3, 2012 that you will compare rates on expiring leases to current market rents, where material, in future Exchange Act reports. We were unable to locate this disclosure in your annual report. Please tell us how you determined that such disclosure was not material.

Response:

We have not disclosed a comparison of expiring lease rates to current market rents because to date we determined that the impact, and therefore the disclosure, is not material.

Please note that in our prior Form 10-K filings, we disclose that the Company was spunoff from GGP on November 9, 2010, and that our primary business is development. We also disclose that we believe that there are opportunities to redevelop or reposition several of our operating asset properties, primarily the retail properties, to improve their performance.  While held for development or in the redevelopment stage, there generally is no comparable “market rent” for our expiring leases because most leases at these properties are short term in nature or are cancelable at our option in order to maintain flexibility to redevelop the assets.  This strategy is different than most commercial property companies that have no intention of redeveloping their properties in the future and where lease renewals typically are long-term in nature and have terms that are more comparable to the market.

While we considered disclosure of a comparison of rates on expiring leases to current market rates, we also determined that the overall amount of lease expirations in our asset base is immaterial to the Company.  On page 36 of our 2012 Form 10-K, we disclosed 316 retail and office leases expiring in 2013 representing $9.3 million of annualized base rent which was 2.0% of our total revenue in 2013. Of the $9.3 million in expiring leases, $1.2 million were not renewed because they related to our retail properties that started redevelopment in 2013 and $1.9 million related to retail tenants at South Street Seaport - a portion of the leases at South Street Seaport expired and were not renewed due to the redevelopment of Pier 17 and the remaining portion of such leases did not renew due to the damage sustained by Superstorm Sandy. The remaining $6.2 million of expiring leases primarily relates to our retail tenants at Ward Centers, which were mostly renewed at competitive rates that were equal to or slightly higher than the prior rents. Our strategy for the properties targeted for redevelopment or repositioning is to maintain the existing retail tenant base until commencement of redevelopment, which means that rental rates generally remain flat until the property emerges from the redevelopment or repositioning.

As previously stated in our response to comment 7 of your letter dated May 3, 2012, in future periodic reports, to the extent material, we will expand our disclosures for our Operating Assets to discuss the relationship between rates on expiring leases in the current period and the current market rents.

3.                                      We note your response to comment 8 of our letter dated May 3, 2012 and the disclosure you have included on page 58 for your retail properties and on page 61 for your office properties. Please tell us the portion of the “comparable” leases that were new leases versus those that were renewals and whether there are material differences in leasing cost between the two.

Response:

In response to the Staff’s comment, we have presented in the table below the portion of “comparable” leases that were new leases and those that were renewals for purposes of demonstrating how management determined that the amount of leasing costs were immaterial for the year ended December 31, 2013. In future Exchange Act periodic reports, to the extent material, we will present the new and renewed leases separately.

			Square Footage
		Avg. Lease		Associated	Associated	Per Square Foot		Annual (millions)
Retail Properties	Total Executed	Term (Months)	Total Leased	with Tenant Improvements	with Leasing Commissions	Total Tenant Improvements	Total Leasing Commissions	Tenant Improvements	Leasing Commissions

Comparable New	14	58	25,669	5,821	6,821	17.18	19.81	0.1	0.1

Comparable Renewed	37	37	104,797	25,120	4,767	8.81	20.76	0.2	0.1

Our total tenant improvement costs on existing retail properties is minimal due primarily to renewals of leases where tenants remain in their completed space. Also, as noted in our response to comment 2 above, many new leases and renewals in our existing retail properties are short-term in nature and are terminable at our option due to our desire for flexibility to redevelop the asset. In this situation, leasing costs are typically well below those incurred in long-term leases. Our leasing commissions on retail properties are also currently below industry standard because our internal leasing department generally sources the tenants for these retail properties.

			Square Footage
		Avg. Lease		Associated	Associated	Per Square Foot		Annual (millions)
Office Properties	Total Executed	Term (Months)	Total Leased	with Tenant Improvements	with Leasing Commissions	Total Tenant Improvements	Total Leasing Commissions	Tenant Improvements	Leasing Commissions

Comparable New	7	65	52,075	42,106	52,075	8.04	8.43	0.3	0.4

Comparable Renewed	5	34	11,506	9,385	11,506	3.00	3.93	0.1	0.1

Our total tenant improvement costs on existing office properties is currently minimal primarily due to new leases for space which was previously built out for prior tenants and renewals of leases where tenants remain in their completed space. Our leasing commissions for office properties is generally within industry standards.

4.                                      We note your response to comment 10 of our letter dated May 3, 2012, but are unable to locate this disclosure. Please tell us why the relative contributions of occupancy and rental rate changes to the performance of your operating assets segment were not material for the reported periods.

Response:

The Company is a development-focused company that has a portion of its business focused on developing and redeveloping a diverse range of commercial property types, unlike publicly-traded real estate companies that generally focus on a single property type.  Our disclosures regarding the impact of occupancy and rental rates are made on a property-by-property basis, where such comparisons are material.  We believe that doing so on an aggregate basis would not provide helpful information to a reader because different property types (e.g. office, retail, multi-family, hotel) such as we have in our portfolio have different operating characteristics that result in differing rents and lease structures.  Most importantly, several of our Operating Asset properties have unique circumstances relevant to their operations.  For instance, a property may be held for redevelopment or currently undergoing redevelopment, or a property may have been recently completed and is in the stabilization period resulting in quarterly variability in net operating income.  We believe describing the impact of changes in occupancy and rental rates on an asset-by-asset basis is much more meaningful given our business plan and asset base. Accordingly, our disclosures regarding the occupancy contribution and rental rate changes in our 2013 Form 10-K filed on February 27, 2014, are made on a property-by-property basis in Item 7 within the Results of Operations section, mainly in the footnoted comments below the table titled “Operating Assets NOI and REP EBT” and in the discussion following the table. Therein our discussion informs the reader that a significant number of our properties are experiencing occupancy changes due to: (a) entering into redevelopment; (b) additional leasing; and (c) placement into service. Further, while the discussion generally addresses NOI changes, these changes are primarily attributable to the change in occupancy.

*  *  *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (214) 741-7744 if you have any questions or require further information.

Sincerely,
/s/ Andrew C. Richardson
Andrew C. Richardson

cc:                                Beth Frohlichstein, Securities and Exchange Commission

Peter Riley, The Howard Hughes Corporation

S. Brooks Trisler, The Howard Hughes Corporation

Timothy Hubach, The Howard Hughes Corporation

Mark R. Kaspar, Ernst & Young